

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

<u>Via E-mail</u>
Kaien Lang
Chief Executive Officer
China Executive Education Corp.
Hangzhou MYL Business Admin. Consulting Co. Ltd.
Room 307, Hualong Business Building
110 Moganshan Road, Hangzhou 310005, P.R. China

Re: **China Executive Education Corp.**
Item 4.02 Form 8-K
Filed November 21, 2011
File No.   000-54086

Dear Mr. Lang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director